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                        Consent of Independent Auditors



We consent to the incorporation by reference in this Annual Report (Form 10-K) of Graybar Electric Company, Inc. of our report dated February 22, 2000, included in the 1999 Annual Report to Shareholders of Graybar Electric Company, Inc.

Our audits also included the financial statement schedule of Graybar Electric Company, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                             /s/ Ernst & Young LLP


St. Louis, Missouri
February 22, 2000